希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L062-06tnl
Your Ref :

8 March 2006

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the Preliminary Announcement in relation to the Final Results for the year ended 31 December 2005, that was published in the Hong Kong newspapers on 8 March 2006 for your kind attention and record.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

PRELIMINARY ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

- **Group turnover up 8.3%**
- **Office rental reversions turned positive**
- **Strengthened balance sheet positioned for growth**
- **Full-year dividends up 12.5%**

RESULTS

	Year ended 31 December 2005	2004 (restated)[1]	Change
	HK$M	*HK$M*	%
Turnover	1,250	1,154	8.3
Net profit attributable to shareholders	4,121	609	576.7[5]
Underlying net profit attributable to shareholders[2]	1,005	609	65.0
Net profit excluding asset value changes and prior year tax provision[4]	641	586	9.4
Shareholders' funds	24,667	20,566	19.9[5]
Adjusted shareholders' funds[3]	27,134	22,399	21.1
	HK cents	*HK cents*	
Earnings per share	391.87	58.16	573.8[5]
Underlying earnings per share[2]	95.60	58.16	64.4
Dividend per share	45.00	40.00	12.5
	HK$	*HK$*	
Net assets value per share	23.42	19.59	19.6[5]
Adjusted net assets value per share[3]	25.76	21.33	20.8

*The 2005 financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) applicable to accounting periods commencing on or after 1 January 2005. The Group has adopted the fair value model for reporting investment properties, accordingly they are recorded at their fair values, as determined by an independent professional valuer. Fair value changes on investment properties and related deferred tax are recognised through profit and loss. In addition, certain owner-occupied properties have been reclassified from investment properties to property, plant and equipment. Revaluation changes on owner-occupied properties and related deferred tax arising thereon are taken to equity. On the basis that there is no capital gains tax in Hong Kong, no tax liability will be crystallised even on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "**Underlying net profit attributable to shareholders**" and "**Underlying earnings per share**", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the net profit figure. On the same basis, cumulative deferred tax provided on the fair value gains on investment and owner-occupied properties are added back to the shareholders' funds when computing "**Adjusted shareholders' funds**" and "**Adjusted net assets value per share**". (ii) "**Net profit excluding asset value changes and prior year tax provision**" is arrived at after further adjusting "**Underlying net profit attributable to shareholders**" for aggregate of realised gain/loss on disposal of investment properties and investment in securities, impairment and reversals, and prior year tax provision. For a detailed analysis of the impact of adoption of new accounting policies, see notes 1 and 2 to condensed financial statements set out below.*

1. Restated on reclassification of certain owner-occupied properties (corporate office and training centre) from investment properties to leasehold land and buildings and recognition of deferred tax in respect of cumulative fair value gains of investment and owner-occupied properties, upon adoption of HKFRSs. In addition, the land element of owner-occupied properties is stated at amortised cost (rather than at fair value before adoption of HKFRSs). These changes in accounting treatment have been applied retrospectively.
2. The 2005 figure was adjusted for HK$2,934 million unrealised fair value gains on the investment property portfolio net of deferred tax and minority interests, and HK$182 million on unrealised fair value gains included in Associates.
3. Adjusted for HK$2,467 million (2004: HK$1,833 million) being the cumulative deferred tax provided on the fair value gains on the investment and owner-occupied properties attributable to shareholders at 31 December 2005. Besides, the land element of owner-occupied properties was restated at cost less accumulated amortisation, and the accumulated fair value gain of HK$94 million at 2004 year end was reversed.
4. Asset value changes included realised gain or loss on disposal of investment properties and investment in securities, impairment and reversals, and unrealised fair value changes on investment properties net of deferred tax and minority interests.
5. The year on year change is not strictly comparable following the adoption of HKFRSs.

CHAIRMAN'S STATEMENT

Overview

The Hong Kong economy continued to improve during 2005 under broadly favourable global economic conditions. Investment properties generally performed well across the commercial and residential sectors, notwithstanding the impact of higher interest rates on market sentiment. Office sector rentals recorded the strongest growth as recovery gathered further momentum, particularly during the second half of the year. In comparison to the sharp recovery that began in late 2003, the retail and residential sectors recorded a slower yet stable growth rate.

Performance

The Group's 2005 turnover increased by 8.3%, reflecting improved performance by our re-positioned retail and residential properties. Office turnover was broadly the same as last year, and office rental reversions turned ...

Management has been active in reviewing property expenses to provide quality property management services in a cost effective manner. The decrease in property expenses was mainly due to lower repair and maintenance costs with better contract prices obtained and higher overall occupancy. These savings offset rise in utilities costs and other cost inflation, resulting in an overall decrease in property expenses.

Key indicators

	2005	2004
Property expenses *(HK$'M)*	237	259
Percentage on turnover	19%	22%

Other operating income

Other operating income mainly comprised dividend and interest income.

The increase of 40.7% to HK$38 million in 2005 (2004: HK$27 million) was mainly due to higher dividend income from the Group's listed securities investment.

Administrative expenses

Administrative expenses increased by HK$7 million (7.3%) over the 2004 level, principally due to increased managerial staff costs.

The Group has been reviewing its resources in order to ensure it has the right skills to manage and grow the Group's businesses. As a result, the Group has identified and implemented a human resources upskilling exercise.

Fair value changes on investment properties

The Group has elected the fair value model for investment properties under the HKAS 40. As at 31 December 2005, the investment properties (excluding the divested Entertainment Building) of the Group were revalued at HK$29,815 million, by an independent professional valuer, being 16.1% higher than the corresponding value for last year.

	Fair value *HK$'M*
As at 31 December 2004 (restated)	
– Entertainment Building	2,230
– Others	25,687
	27,917
Reclassification and addition	399
Revaluation surplus – realised	467
– unrealised	3,759
Disposals – Entertainment Building	(2,686)
– Others	(41)
As at 31 December 2005	29,815*

* Excludes the divested Entertainment Building whilst the Group's turnover of HK$1,250 million includes rental income from Entertainment Building up to the date of disposal. This should be taken into consideration when assessing the yield, rental on assets or similar performance measurements.

Fair value changes on financial instruments

The Group enters into hedging arrangements from time to time to hedge volatilities and pricing risks of its treasury assets and liabilities. Negative fair value changes of HK$25 million recognised in the profit and loss account mainly represent the aggregate of the marked-to-market fair value movements of these financial instruments.

Share of results of Associates

The Group has associate-level interest in the following overseas joint venture development projects.

The Shanghai Grand Gateway development continued to deliver a good performance. The Group's share (23.7% ownership) of results (before fair value changes) recorded a 15% increase year-on-year. Leasing activities for Phase I and the completed Phase II office development achieved high occupancy. The construction of the Phase II luxury residential and service apartments development is underway with completion expected in 2006. Under HKAS 40, properties at Shanghai Grand Gateway have been revalued at market value by an independent professional valuer. The Group's share of the increase in valuation, less the corresponding deferred tax thereon, amounted to HK$182 million.

With the Singapore residential property market showing some improvements, the Singapore Amaryllis Ville (25% ownership) project made a small positive contribution in 2005. This principally reflected rental income derived from leasing of 88% of the remaining unsold units.

Finance costs

During 2005, market short-term interest rate for Hong Kong dollar borrowings rose by 3.9% as the Hong Kong Interbank Offer Rate increased sharply over the period. The Group's finance costs increased substantially by HK$52 million (32.1%) as compared to last year. The Group's average finance costs rose to 3.60% in 2005 (2004: 2.54%).

Whilst part of the sales proceeds from Entertainment Building (completed on 30 December 2005) was used to repay certain bank loans before the year end, the remaining balance of the proceeds was placed in bank deposits ...

Financing Policy

We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counter-party risks by imposing proper counter-party limits and reduce financial investment risks by holding quality marketable securities

Treasury has an overall objective of optimisation of borrowing costs: that is, to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 3.6% for 2005.

Financing

As at 31 December 2005, the total outstanding borrowings of the Group amounted to HK$4.4 billion, a decrease of 22% from HK$5.6 billion in 2004. All the outstanding borrowings are on unsecured and on a committed basis. The substantial fall in the debt level was mainly due to the repayment of certain bank loans after receiving the proceeds from the sale of the Entertainment Building. The remaining balance of the proceeds was placed in bank deposits, the majority of which would be utilised for further repayment of debts upon their maturity.

The Group always takes a prudent approach in managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, diversify the funding sources and to maintain a suitable average tenor relative to the overall duration of the use of the funds. In view of these objectives, the Group issued 15-year zero-coupon notes from the Medium Term Note Programme in February 2005. The exceptionally long tenor and the zero-percent coupon rate signified the increased depth of the market for Hong Kong Dollar papers and the creditability of the Group as an issuer of long tenor, which further allowed the Group to make advancement in its liability management.

The Group has also established long-term relationships with a number of local and overseas banks. At present, 14 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 47% (2004: 62%) of the Group's total borrowings while the remaining 53% (2004: 38%) outstanding debts were sourced from the capital market.

Liquidity and Cash Balance

The Group understands the importance of liquidity to the sustainability of the company and thus places great emphasis on liquidity management. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. Further liquidity reserve is maintained in the form of highly liquid securities listed on the Hong Kong Stock Exchange. As at 31 December 2005, the market value of these securities amounted to HK$1.2 billion. As at year end, the Group had HK$1.4 billion in bank deposits from the sale proceeds of the Entertainment Building received on 30 December 2005. This amount will be applied to repay bank loans. Furthermore, the total undrawn committed facilities of HK$3.6 billion as at 31 December 2005, essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Other measures taken against liquidity risk due to the lack of funds for repayment of maturing debts include maintaining an evenly spread maturity profile and reducing the concentration of debts maturing in the near term.

As at 31 December 2005, 55.3% of the outstanding debts will only be due after five years. Furthermore, there will not be any outstanding debt maturing within the next two years. The average maturity of the debt portfolio was about 5.2 years. Therefore, there will be no refinancing pressure in the next few years.

The maturity profile is as follows:

	2005 *HK$M*	2004 *HK$M*
Maturing in more than two years but not more than five years	1,956	2,029
Maturing in more than five years	2,419	3,583
Total	4,375	5,612

Total debt at end of 2005 was HK$4.4 billion, HK$1.2 billion below the level in 2004. The source and application drivers leading to the lower debt are analysed below:

	2005 *HK$M*	2004 *HK$M*	Change *HK$M*
Operating Activities			

... office sector rentals recorded the strongest growth as recovery gathered further momentum, particularly during the second half of the year. In comparison to the sharp recovery that began in late 2003, the retail and residential sectors recorded a slower yet stable growth rate.

Performance

The Group's 2005 turnover increased by 8.3%, reflecting improved performance by our re-positioned retail and residential properties. Office turnover was broadly the same as last year, and office rental reversions turned positive during the second half of the year. Finance charges were higher due to increased market interest rates.

New applicable accounting standards were adopted for the first full year beginning 2005. Underlying net profit, excluding the impact of revaluation of investment properties, was HK$1,005 million (2004 restated: HK$609 million), up 65.0%. Underlying earnings per share for the period correspondingly rose to HK95.6 cents (up 64.4%).

Net profit excluding asset value changes and prior year tax provision was HK$641 million, up 9.4% from the corresponding figure in 2004 (2004 restated: HK$586 million).

The external valuation of the Group's investment property portfolio (excluding Entertainment Building) increased to HK$29,815 million, up 16.1%. Adjusted shareholders' funds rose by 21.1% to HK$27,134 million.

The Board recommends the payment of a final dividend of HK35.0 cents per share (2004: HK30.0 cents). Together with the interim dividend of HK10.0 cents per share (2004: HK10.0 cents), there is an aggregate distribution of HK45.0 cents per share, representing a year-on-year increase of 12.5%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

Responsible Business

For every company, the journey to success is unique and there is no single way to achieve it. We believe that success is more than just the measure of achieved financial results. One should also consider how these results were accomplished. Central to this is a company's culture and management principles, which guide the way it operates and interacts with various stakeholders. Sustainable results can only be achieved if a company consistently applies such principles in the face of a broad range of opportunities and risks.

Hysan's guiding principle is to act as a responsible business that places great emphasis on accountability, professionalism, and ethical practices. For our shareholders, this means creating shareholder value by putting in place a clear business strategy and taking steps to implement it. For our customers, it means providing high-quality products and services in a competitive way, building partnerships and trust. For our employees, it means treating everyone with respect and helping individuals to realise their full potential and contribution. We are equally committed to the community in which we operate and we regularly contribute to programmes and initiatives for its benefit.

Directors and Staff

I would like to take this opportunity to express my sincere thanks to Mr. David M. Turnbull, who resigned as Independent non-Executive Director in December, for his contribution to the Group. I also thank all staff members for their dedication and good work during the year.

Outlook

The Hong Kong economy is expected to maintain steady growth in 2006. Within our portfolio, we expect the office, retail and residential sectors to continue their respective rental growth. In the absence of unforeseen external factors, the overall outlook for this year remains positive.

Peter T.C. Lee
Chairman
Hong Kong, 7 March 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall operations review

Turnover

Turnover comprised principally rental income derived from our investment property portfolio in Hong Kong.

Turnover increased by 8.3% to HK$1,250 million (2004: HK$1,154 million). Retail and residential sectors recorded further growth, while rental reversion in the office sector turned from negative to positive in the second half of 2005 which brought a similar level of turnover as in 2004.

Key Indicators

The rental income and occupancy levels by sector are set out as follows:

	Occupancy		Rental income			
	2005	2004	2005 *HK$'M*	2004 *HK$'M*	Change *HK$'M*	Change %
Office	95%	97%	501	501	–	–
Retail	99%	99%	503	446	57	13
Residential	89%	84%	209	170	39	23
Others	N/A	N/A	37	37	–	–
			1,250	1,154	96	8

Office Sector

Our office sector began 2005 with negative rental reversion. Market condition continues to improve with growth in demand brought about by businesses expanding and upgrading. In light of this, our leasing strategy focused on the optimisation of rental; hence an emphasis on rental levels achievable over higher occupancy. The Group was successful in concluding new leases and renewals with substantial growth in rental rates during the second half of 2005. The combined effect of these factors resulted in broadly the same level of rental income in 2005 and the rental rates increases will be translated into a full year contribution in 2006. As at 31 December 2005, the portfolio had an occupancy rate of 95% (2004: 97%).

Retail Sector

The general retail leasing sector performed well during the year supported by strong local consumer confidence and increased tourist arrivals. This was despite the negative impact on consumer sentiment brought about by rising interest rates, particularly felt during the second half of the year. The Group's retail properties remained virtually fully let as at 31 December 2005 and recorded a 13% increase in rental income.

Residential Sector

Demand for luxury residential properties was strong, as a result of increased expatriate arrivals and a generally higher housing budget. Rental income from our residential sector increased by 23% year-on-year. This was mainly due to higher occupancy (2005: 89%, 2004: 84%) and increased rental levels achieved for our Bamboo Grove apartments.

Property expenses

Property expenses are the costs of providing property services directly associated with the daily operations of our investment properties, such being mainly utility costs, building operations, front line operating staff costs, repairs and maintenance costs.

During 2005, market short-term interest rate for Hong Kong dollar borrowings rose by 3.9% as the Hong Kong Interbank Offer Rate increased sharply over the period. The Group's finance costs increased substantially by HK$52 million (32.1%) as compared to last year. The Group's average finance costs rose to 3.60% in 2005 (2004: 2.54%).

Whilst part of the sales proceeds from Entertainment Building (completed on 30 December 2005) was used to repay certain bank loans before the year end, the remaining balance of the proceeds was placed in bank deposits, and will be applied to further reduce the Group's debt level to lower the finance costs, against a background of rising interest rates.

Further discussions on financial management, including financing policy and financial risk management are set out in the "Financing Policy" section.

Taxation

There was a sharp increase in tax provision to HK$856 million in 2005 (2004: HK$ 140 million) principally due to the HK$668 million deferred tax provision relating to revaluation gains on investment properties.

The Group's tax position was reviewed, and an additional provision relating to prior year assessments of HK$103 million was made out of prudence.

Investment properties

The investment properties (excluding Entertainment Building which was disposed of on 30 December 2005) were HK$29,815 million, up by 6.8% (HK$1,898 million) from HK$27,917 million in 2004. Breakdown of the Group's investment properties value by sector as at year-end 2005 being office (43%), retail (35%), residential (20%) and others (2%) and the capital growth by sector over last year's value (excluding Entertainment Building in both cases) are office (16%), retail (20%) and residential (13%).

Under HKAS 40, realised fair value gain on disposal of investment properties is calculated by reference to the opening fair value rather than historical cost. Profit recognised by the Group in respect of the disposal of Entertainment Building is set out as follows:

	Net Profit *HK$'M*	*Note*
Fair value gain during:		
1/1/2005 – 30/6/2005	208	(1)
1/1/2005 – 31/12/2005	456	(2)

Note (1): excluded from 2005 interim underlying net profit (unrealised as at 30 June 2005)
Note (2): included in 2005 final underlying net profit (realised as at 31 December 2005)

Available-for-sale investments

Available-for-sale investments comprised principally securities listed in Hong Kong.

The Hong Kong stock market generally performed well in 2005. Total returns from our listed securities portfolio including both dividend income and capital value growth, was 31.6%. Total fair value of our listed securities portfolio as at December 2005 was HK$1,170 million.

Associates

Interests in associates increased by HK$292 million (34.2%) over last year. This represented the Group's share of results of the Shanghai Grand Gateway and Singapore Amaryllis Ville projects, and accelerated negative goodwill recognition following the adoption of HKFRSs.

Cash and bank balances

The sharp increase in cash and bank balances to HK$1,402 million in 2005 (2004: HK$22 million) resulted from depositing a portion of the proceeds from the sale of Entertainment Building at year-end. The cash will be utilised for further debt repayment.

Debt borrowings

The fair value of the Group's gross debt stood at HK$4,301 million at year-end 2005, down by HK$1,302 million (23.2%) as compared to the corresponding figure in 2004. This reflects the Group's debt reduction utilising recurring cash flow from operations and the application of sales proceeds of the Entertainment Building.

Taxation

Provision for current taxation and deferred taxation increased to HK$3,077 million in 2005 (2004 restated: HK$2,332 million). The net increase was made up of HK$85 million charge for the year, HK$668 million related to additional deferred tax associated with investment properties revaluation gains, reduced by tax payments of HK$111 million. In addition, a HK$103 million tax provision for prior-year assessments was made out of prudence.

Shareholders' funds

Shareholders' funds increased by 19.9% from HK$20,566 million in 2004 (restated) to HK$24,667 million in 2005, driven by results for the year and revaluation gains associated with investment properties and listed securities portfolios. Adjusted shareholders' funds rose from HK$22,399 million in 2004 to HK$27,134 million in 2005.

Minority interests

The increase of HK$155 million in minority interests was attributable to increased profit contribution as well as a revaluation surplus from Lee Gardens Two.

Contingent liabilities

The Group has provided guarantees for banking facilities granted to associates and investee companies. As of 31 December 2005, the Group's share of guarantees amounted to about S$31 million.

The Group has also underwritten to the associates on cash calls to finance their respective working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Capital expenditure and management

The Group is committed to enhancing the asset value of its investment properties portfolio through selective re-tenanting, refurbishment, repositioning and re-development.

The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to proactively review and implement maintenance activities.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$370 million.

The Group has an internal control system for scrutinising capital expenditures. Detailed analysis of expected risks and returns is submitted to division heads, Executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally on net present value, pay back period and internal rate of return from projected cash flow.

At year end, the Group had HK$3.6 billion undrawn committed bank facilities. These facilities, together with the Medium Term Note Programme, available for sale investments and positive cash flows from local and overseas operations, provide adequate funding to cover the Group's expected refinancing and capital expenditure needs over the next few years, including the redevelopment of the Hennessy Centre project, announced in January 2006. The redevelopment will commence in the fourth quarter of 2006 with expected completion by the end of 2009.

Total debt at end of 2005 was HK$4.4 billion, HK$1.2 billion below the level in 2004. The source and application drivers leading to the lower debt are analysed below:

	2005 *HK$M*	2004 *HK$M*	Change *HK$M*
Operating Activities			
Cash generated from operations	952	808	144
Tax paid	(111)	(64)	(47)
	841	744	97
Investing Activities			
Disposals less additions in investment properties	2,351	(104)	2,455
Interest and dividends received, proceeds from disposal of securities	33	53	(20)
Net receipts from overseas projects	17	117	(100)
Others	(7)	(4)	(3)
	2,394	62	2,332
Financing Activities			
Dividends paid	(407)	(347)	(60)
Finance costs	(200)	(161)	(39)
Net decrease in borrowings	(1,248)	(311)	(937)
Others	0	20	(20)
	(1,855)	(799)	(1,056)
Net increase in cash balances	1,380	7	1,373

Cash generated from operations was HK$952 million, an increase of HK$144 million reflecting the strong business performance, of which HK$111 million were used to pay tax due during the year.

Net cash generated from investing activities sharply increased from HK$62 million to HK$2,394 million comprising mainly a net HK$2,351 million from disposals less additions in investment properties, the major disposal in 2005 being the Entertainment Building.

Net cash used in financing activities in 2005 primarily resulted from interest payment and repayment of debt borrowings of HK$1,448 million and the payment of dividends of HK$407 million.

Interest Rate Exposure

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposures closely. Depending on our medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

The Group's cost of financing in 2005 was 3.6%. Throughout 2004 to 2005, the pace and extent of the rise in Hong Kong Interbank Offer Rate were relatively predictable, resembling the trajectory of the US Federal Fund Rates at a 25 basis points increase after each Federal Open Market Committee meeting. Technically, increasing the proportion of fixed rate debt earlier in the cycle means lowering finance costs, but in practice the highly predictable rate hikes were also priced in the forward market after the second half of 2004, leaving little benefit and adding potential downside risk should the pace and extent become slower than expectation. For this reason, the Group has maintained the level of fixed rate contracts at around 50% of our total debt level, largely established in 2003 and 2004 before the market forward rates factored fully in the rate increase.

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$200 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. Other foreign exchange exposure relates to the investments in overseas projects in Singapore and Shanghai. These foreign exchange exposures amounted to the equivalent of HK$1,176 million or 3.5% of the total assets.

Use of Derivatives

The Group uses derivatives extensively to manage the interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impact of their use is evaluated thoroughly before executing the transactions. The Group's policy also prohibits the use of derivatives for purposes other than hedging.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

Credit Ratings

Moody's and Standard and Poor's have given the Group the credit ratings of Baa1 and BBB respectively. With these sound investment-grade ratings, the Group can readily access the local as well as the international capital markets to raise funds from different types of investors.

Key Financial Ratios

Net Interest Coverage

As at 31 December 2005, the net interest coverage ratio (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 4.6 times (2004: 5.5 times). The continuous rising interest rates resulted in higher interest expenses.

Net Gearing

At 2005 year-end net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value, divided by adjusted shareholders' fund) was 6.4% (2004: 20.8%), the lowest since 1997. The low net gearing was achieved mainly by applying the proceeds from the sale of the Entertainment Building and cash generated from operations to pay down the debts while revaluation gain on investment properties and securities also uplifted the shareholders' funds.

FINANCIAL INFORMATION

The financial information in this announcement does not constitute the Group's financial statements for the year, but represents an extract from those financial statements. The accounting policies used are consistent with those set out in the Annual Report 2004, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") and Interpretations (collectively referred to as the "new HKFRSs") which are relevant to its operations and effective for accounting periods commencing on or after 1 January 2005. Comparative figures of the corresponding previous year are restated in accordance with the relevant requirements. The financial statements for the year have been reviewed by the Audit Committee of the Company.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2005 have been agreed by the Group's auditors, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

	NOTES	2005 *HK$'000*	2004 *HK$'000* (restated)
Turnover	3	1,249,796	1,154,486
Property expenses		(237,351)	(259,321)
Gross profit		1,012,445	895,165
Reversal of impairment loss on investments in securities		-	63,000
Gain on disposal of investments in securities		-	14,619
Other operating income		38,327	26,983
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		-	60
Administrative expenses		(102,889)	(95,938)
Finance costs		(214,585)	(161,650)
Fair value changes on investment properties		4,226,005	-
Fair value changes on financial instruments		(24,777)	-
Share of results of associates		241,358	38,482
Release of negative goodwill arising on acquisition of an associate		-	2,124
Profit before taxation		5,175,884	782,845
Taxation	4	(856,583)	(140,164)
Profit for the year	5	4,319,301	642,681
Attributable to:			
Equity holders of the parent		4,120,555	608,642
Minority interests		198,746	34,039
		4,319,301	642,681
Dividends	6	473,865	419,862
Earnings per share	7		
Basic		391.87 cents	58.16 cents
Diluted		391.62 cents	58.14 cents

CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2005

	2005 *HK$'000*	2004 *HK$'000* (restated)
Non-current assets		
Property, plant and equipment	69,477	82,067
Prepaid lease payments	123,096	123,259
Investment properties	29,815,430	27,916,790
Interests in associates	504,645	855,486
Available-for-sale investments	1,256,100	–
Investments in securities	–	1,018,017
Derivative financial instruments	32,004	–
Negative goodwill	–	(956)
Staff housing loans, secured	1,825	2,247
Other receivables, prepayments and deposits	27,724	56,497
	31,830,301	30,053,407
Current assets		
Amount due from an associate	642,596	–
Derivative financial instruments	14,195	–
Staff housing loans, secured – due within one year	422	245
Other receivables, prepayments and deposits	53,579	28,658
Accounts receivable	4,726	12,846
Interest receivable	43,546	30,102
Time deposits	1,401,230	16,866
Cash and bank balances	284	5,058
	2,160,578	93,775
Current liabilities		
Derivative financial instruments	64,057	–
Accounts payable and accruals	137,559	115,121
Interest payable	78,671	66,328
Rental deposits from tenants	121,604	104,990
Deferred income	-	685
Advances from investees	54,068	–
Taxation payable	198,139	131,262
Unclaimed dividends	1,128	1,126
	655,226	419,512
Net current assets (liabilities)	1,505,352	(325,737)
Total assets less current liabilities	[illegible]	[illegible]

24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition.

Derivatives and hedging

By 31 December 2004, the Group's derivative financial instruments, mainly comprised interest rate and currency swaps and forward foreign exchange contracts, were used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. The derivatives were previously not recorded on balance sheet. Interest flows arising on the derivatives were previously accounted for on an accrual basis. Transactions hedged by forward exchange contracts were recorded at the forward rate specified in the contracts.

From 1 January 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the non-derivative host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

There are three types of hedge relationships under HKAS 39, including fair value hedges, cash flow hedges and net investment hedges. The Group designates certain derivatives as hedging instruments to hedge against its exposure of changes in fair value of certain assets and liabilities. For fair value hedges, changes in the fair value of the hedged items attributable to the relevant hedged risks and of the hedging instruments are recognised in profit or loss in the period in which fair value changes arise. For cash flow hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity and 'recycled' into the income statement when the hedged items affect profit or loss. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. For net investment hedges, changes in the fair value of the effective portion of hedging instruments are recognised initially in equity. Changes in the fair value of the ineffective portion of hedging instruments are recognised directly in profit or loss. On disposal of the foreign operation, the gain or loss on the hedging instrument remaining in equity will be transferred to profit or loss for the period in which the disposal takes place.

The Group has applied the relevant transitional provisions in HKAS 39. For derivatives that do not meet the requirements of hedge accounting in accordance with HKAS 39, the Group has, from 1 January 2005 onwards, deemed such derivatives as held for trading. For cash flow hedges that meet the requirements of hedge accounting set out in HKAS 39, the Group has, from 1 January 2005 onwards, applied hedge accounting in accordance with the transitional provision in HKAS 39 to account for such hedges (see note 2 for the financial impact). For fair value hedges, the Group has completed the necessary documentation for designation of the hedge relationship on 1 January 2005 and applied fair value hedge accounting on a prospective basis.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively in relation to transfer of financial assets from 1 January 2005 onwards. This change has had no material effect on the results for the current period.

HKAS 17 "Leases"

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current year, the Group has applied HKAS 17. Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases (except for property interest under operating leases previously accounted for as investment property under the fair value model which is transferred to owner-occupied property), which are carried at cost and amortised over the lease term on a straight-line basis. The surplus on revaluation in respect of the land interests accounted for as property, plant and equipment previously recognised in the asset revaluation reserve was adjusted retrospectively. Comparative figures for 2004 have been restated (see note 2 for finance impact).

HKAS 40 "Investment Properties"

The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in profit or loss for the year in which they arise. In previous years, investment properties under the predecessor standard (SSAP 13) were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation surplus subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. The amount held in the investment property revaluation reserve at 1 January 2005 has been transferred to the Group's retained profits (see note 2 for the financial impact).

The adoption of HKAS 40 has resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous period, property with 15% or less by area of value that was occupied by the Company or another company in the group should normally be regarded as an investment property in its entirety even though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately (or leased out separately under a finance lease), an entity accounts for the portion separately. If the portion could not be sold separately, the property is investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. In the current year, the Group applied HKAS 40 and has reclassified certain such owner-occupied properties that could be sold separately (or leased out separately under a finance lease) from investment properties to property, plant and equipment retrospectively. Comparative figures for 2004 have been restated (see note 2 for the financial impact).

HK(SIC) Interpretation 21 ("HK(SIC) INT-21") "Income Taxes – Recovery of Revalued Non-Depreciable Assets"

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP - Interpretation 20). In the current year, the Group has applied HK(SIC) INT-21 which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) INT-21, this change in accounting policy has been applied retrospectively. Comparative figures for 2004 have been restated (see note 2 for the financial impact).

The application of HK (SIC) INT-21 has also resulted in recognition of deferred taxation in respect of the revalued investment properties held by an associate of the Group. The increase in the Group's share of results of associates arising from fair value changes of investment properties net of related deferred taxation amounted to HK$181,523,000 for the current year (see note 2 for financial impact). This change has had no material effect on the results for prior periods and accordingly no prior period adjustment is required.

2. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the current and prior years are as follows:

4. TAXATION

	2005 *HK$'000*	2004 *HK$'000* (restated)
Hong Kong Profits Tax for the year	75,270	49,737
Underprovision in prior years	25	66
Prior years provision	103,000	55,000
	178,295	104,803
Deferred tax:		
– changes in fair value of investment properties	668,351	–
– changes in fair value of disposed leasehold properties	(4,903)	–
– other temporary differences	14,840	35,361
	678,288	35,361
	856,583	140,164

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both years.

At the date of issue of the financial statements, the Group have disputes with the Hong Kong Inland Revenue Department regarding additional tax assessments for prior years (total tax claimed: HK$193 million).

Taking into consideration the latest development in Hong Kong tax law and relevant precedents, a decision has been made by the Directors to make an additional tax provision of HK$103 million in respect of the disputes in the financial statements for the year ended 31 December 2005. However, it remains the Directors' view that there still have ample grounds to contest the assessments based on tax principles as well as facts and the Group will continue to pursue the objection against the additional assessments vigorously.

5. PROFIT FOR THE YEAR

	2005 *HK$'000*	2004 *HK$'000* (restated)
Profit for the year has been arrived at after charging (crediting):		
Staff costs	131,354	129,470
Retirement benefits scheme contributions	5,301	5,068
Forfeited contributions	(3,789)	(6,606)
	132,866	127,932
Amortisation of prepaid lease payments	163	163
Depreciation for property, plant and equipment	5,787	5,378
Reversal of revaluation deficit on building for own use previously recognised in income statement	(65)	(50)
Auditors' remuneration	1,740	1,629
Gross rental income from investment properties	(1,249,392)	(1,153,961)
Less: Direct operating expenses that generated rental income	233,575	250,895
Direct operating expenses that did not generate rental income	3,776	8,476
	(1,012,041)	(894,590)
Dividends from		
– listed investments	(33,714)	(20,275)
– unlisted investments	–	(4,672)
	(33,714)	(24,947)
Interest income	(2,914)	(1,229)
Share of tax of an associate (included in share of results of associates)	107,646	19,495
Loss on disposal of property, plant and equipment	9	40

6. DIVIDENDS

	2005 *HK$'000*	2004 *HK$'000*
Ordinary shares:		
Interim dividend, paid – HK10 cents per share (2004: HK10 cents)	105,224	104,793
Final dividend, proposed – HK35 cents per share (2004: HK30 cents)	368,641	314,989
Additional prior year's dividend paid on exercise of share options subsequent to 31 December 2003	–	80
	473,865	419,862

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	2005 *HK$'000*	2004 *HK$'000* (restated)
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to equity holders of the parent)	4,120,555	608,642

	2005 *'000*	2004 *'000*
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,051,502	1,046,427
Effect of dilutive potential ordinary shares: Share options	682	503
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,052,184	1,046,930

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the year should be adjusted for fair value changes on investment properties and related deferred taxation in arriving at "Underlying profit attributable to equity holders of the parent". The difference between the underlying profit attributable to equity holders of the parent and profit attributable to equity holders of the parent as shown in the consolidated income statement for the year is reconciled as follows:

	2005 *HK$'000*	2005 *HK$'000*	Earnings per share (Basic) *HK cents*

Taxation payable	198,139	131,262
Unclaimed dividends	1,128	1,126
	655,226	419,512
Net current assets (liabilities)	1,505,352	(325,737)
Total assets less current liabilities	33,335,653	29,727,670
Non-current liabilities		
Derivative financial instruments	39,802	–
Advances from investees	–	54,068
Amounts due to minority shareholders	327,256	327,256
Long term bank loans – due after one year	2,056,500	3,502,100
Floating rate notes	548,213	547,739
Fixed rate notes	1,499,591	1,552,979
Zero coupon notes	196,219	–
Rental deposits from tenants	135,009	141,096
Deferred income	–	4,171
Deferred taxation	2,879,451	2,200,943
	7,682,041	8,330,352
NET ASSETS	25,653,612	21,397,318
Capital and reserves		
Share capital	5,266,304	5,249,818
Reserves	19,400,992	15,316,630
Equity attributable to equity holders of the parent	24,667,296	20,566,448
Minority interests	986,316	830,870
	25,653,612	21,397,318

NOTES

1. **Application of Hong Kong Financial Reporting Standards/Changes in Accounting Policies**

The accounting policies used in the preparation of the consolidated financial statements are consistent with those set out in the Annual Report 2004, except that the Group has changed certain of its accounting policies following its adoption of new HKFRSs. The adopted new HKFRSs that are of significant differences from the accounting policies set out in the Annual Report 2004 are discussed below, with the comparative figures for 2004 restated in accordance with the relevant requirements:

HKFRS 3 "Business Combinations"

Goodwill

In previous years, goodwill arising on acquisitions prior to 1 January 2001 was held in reserves. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in capital reserve of HK$13,908,000 has been transferred to the Group's retained profits on 1 January 2005. Comparative figures for 2004 have not been restated (see note 2 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 (of which negative goodwill of HK$516,143,000 was previously recorded in capital reserve and of HK$956,000 was previously presented as a deduction from assets and of HK$47,653,000 was previously included in interests in associates), with a corresponding increase to retained profits (see note 2 for the financial impact).

HKFRS 2 "Share-based Payment"

HKFRS 2 "Share-based Payment" requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005 and recognised the share option expenses of HK$2,171,000 in relation to share options granted by the Company for the year, with a corresponding adjustment recognised in the Group's employee share-based compensation reserve. Prior to the application of HKFRS 2, all share options of the Group were granted before 7 November 2002 and the Group did not have share options granted after 7 November 2002 and had not vested on 1 January 2005. Accordingly, no prior period adjustment has been required.

HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement"

HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt or equity securities previously accounted for under the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24

By 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for that period. From 1 January 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

All investments in securities of the Group as at 31 December 2004 amounting HK$1,018,017,000 was reclassified to available-for-sale investments in accordance with HKAS 39 on 1 January 2005. The adoption of HKAS 39 with respect to the classification and measurement of debt or equity securities has had no material financial impact to the Group, and accordingly no adjustment is required as at 1 January 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1 January 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP

... of the ... investment properties held by an associate of the Group. The increase in the Group's share of results of associates arising from fair value changes of investment properties net of related deferred taxation amounted to HK$181,523,000 for the current year (see note 2 for financial impact). This change has had no material effect on the results for prior periods and accordingly no prior period adjustment is required.

2. **SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES**

The effects of the changes in the accounting policies described above on the results for the current and prior years are as follows:

	2005 HK$'000	2004 HK$'000
Gains arising from fair value changes of investment properties	4,226,005	–
Less: Gains arising from fair value changes of disposed investment properties	(467,019)	–
Net revaluation deficits in respect of disposed investment properties previously recognised in investment property revaluation reserve and transferred to retained profits on 1 January 2005	1,388,462	–
	5,147,448	–
Losses arising from fair value changes on financial instruments	(24,777)	–
Increase in depreciation arising from reclassification from investment properties to property, plant and equipment	(926)	(918)
Decrease in deferred taxation arising from reclassification from investment properties to property, plant and equipment	162	161
Increase in deferred taxation in relation to fair value gains of investment properties	(668,351)	–
Gains arising from fair value changes of investment properties net of related deferred taxation from an associate	181,523	–
Decrease in release of negative goodwill	(2,184)	–
Expenses in relation to share options granted to the directors and employees	(2,171)	–
Increase (decrease) in profit for the year	4,630,724	(757)
Attributable to:		
Equity holder of the parent	4,473,850	(757)
Minority interests	156,874	–
	4,630,724	(757)

Analysis of increase (decrease) in profit for the year by line items presented according to their function:

	2005 HK$'000	2004 HK$'000
Increase in fair value changes on investment properties	5,147,448	–
Decrease in fair value changes on financial instruments	(24,777)	–
(Increase) decrease in deferred taxation	(668,189)	161
Increase in administrative expenses	(3,097)	(918)
Decrease in release of negative goodwill	(2,184)	–
Increase in share of results of associates	181,523	–
	4,630,724	(757)

The cumulative effects of the application of the new HKFRSs on 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 HK$'000 (originally stated)	Adjustments HK$'000 (Note)	As at 31.12.2004 HK$'000 (restated)	Adjustments HK$'000	As at 1.1.2005 HK$'000 (restated)
Property, plant and equipment	68,975	13,092	82,067	–	82,067
Prepaid lease payments	–	123,259	123,259	–	123,259
Investment properties	28,147,190	(230,400)	27,916,790	–	27,916,790
Interests in associates	855,486	–	855,486	47,653	903,139
Derivative financial assets	–	–	–	38,443	38,443
Derivative financial liabilities	–	–	–	(72,254)	(72,254)
Negative goodwill	(956)	–	(956)	956	–
Deferred taxation	(218,091)	(1,982,852)	(2,200,943)	–	(2,200,943)
Other assets/liabilities	(5,378,385)	–	(5,378,385)	–	(5,378,385)
Net assets	23,474,219	(2,076,901)	21,397,318	14,798	21,412,116
Share capital	5,249,818	–	5,249,818	–	5,249,818
Retained profits	3,984,917	(17,875)	3,967,042	8,902,705	12,869,747
Capital reserve	502,235	–	502,235	(502,235)	–
Hedging reserves	–	–	–	(32,720)	(32,720)
Investment property revaluation reserve	10,251,625	(1,898,673)	8,352,952	(8,352,952)	–
Asset revaluation reserve	20,356	(9,619)	10,737	–	10,737
Other reserves	2,483,664	–	2,483,664	–	2,483,664
Minority interests	–	–	–	830,870	830,870
Total equity	22,492,615	(1,926,167)	20,566,448	845,668	21,412,116
Minority interests	981,604	(150,734)	830,870	(830,870)	–
	23,474,219	(2,076,901)	21,397,318	14,798	21,412,116

Note: The amounts represent adjustments to comparative figures for 2004 arising from (i) reclassification of certain investment properties of the Group to property, plant and equipment as a result of application of HKAS 40; (ii) recognition of deferred taxation in respect of revalued investment properties in accordance with HK(SIC) INT-21 and (iii) reclassification of leasehold interests in land to prepaid lease payments under operating leases according to HKAS 17. These changes of accounting policies have been applied retrospectively.

3. **TURNOVER**

	2005 HK$'000	2004 HK$'000
Turnover comprises:		
Gross rental income from properties	1,249,392	1,153,911
Management fee and security service income	404	575
	1,249,796	1,154,486

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

... underlying profit attributable to equity holders of the parent ...

The difference between the underlying profit attributable to equity holders of the parent and profit attributable to equity holders of the parent as shown in the consolidated income statement for the year is reconciled as follows:

	2005 HK$'000	2005 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the consolidated income statement		4,120,555	391.87
Gains arising from fair value changes of investment properties	(4,226,005)		(401.90)
Less: Gains arising from fair value changes of disposed investment properties	467,019		44.41
	(3,758,986)		
Increase in deferred taxation in relation to fair value gains of investment properties	668,351		63.56
Gain arising from fair value changes of investment properties net of related deferred taxation attributable to minority interests	156,874	(2,933,761)	14.92
Gain arising from fair value changes of investment properties net of related deferred taxation from an associate		(181,523)	(17.26)
Underlying profit attributable to equity holders of the parent		1,005,271	95.60

The "underlying profit attributable to equity holders of the parent" excludes total net revaluation deficits in respect of investment properties disposed of during the year amounting to HK$1,388,462,000 (previously recognised in investment property revaluation reserve), which was transferred to retained profits on 1 January 2005 in accordance with HKAS 40.

	2004 HK$'000 (restated)	Earnings per share (Basic) HK cents
Profit and underlying profit attributable to equity holders of the parent as shown in the consolidated income statement	608,642	58.16

ADDITIONAL INFORMATION

Corporate Governance

The Board and management of the Company are committed to maintaining high standards of corporate governance. The Board had adopted a Statement of Corporate Governance Policy which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, we aim to continually review and enhance our corporate governance practices in the light of local and international best practices.

The Company had complied with Code provision set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the review year, except that its Emoluments Review Committee (established since 1987) has the responsibility to determine executive Director compensation. Such terms of reference are considered appropriate in the light of the current organisation structure and business activities of the Group. Further information on the Company's corporate governance practices is set out in the Corporate Governance Report contained in the Annual Report.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers

All Directors had confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules throughout the review year.

Purchases, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2005 was 531. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the Annual Report.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 16 May 2006. The scrip dividend alternative is conditional upon (1) the shareholders' approval of the 2005 final dividend at the Company's Annual General Meeting and (2) the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Thursday, 4 May 2006 to Tuesday, 9 May 2006, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 3 May 2006. The final dividend will be paid on or about Friday, 9 June 2006.

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 7 March 2006

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

The 2005 Annual Report containing all the information required by the Listing Rules will be dispatched to shareholders and made available on the websites of the Company (www.hysan.com.hk) and the Stock Exchange around the end of March 2006.